Exhibit 99.1

Titan Medical Launches “Titan Living Labs” Showcasing a Behind-the-Scenes Look at Product Development

TORONTO--(BUSINESS WIRE)--February 16, 2021--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, today announced the launch of “Titan Living Labs”, a new media-rich addition to its website providing access to the stories behind the design, engineering and innovative technologies employed by Titan’s engineering team for the Enos™ robotic single access surgical system.

“The heart of Titan is its intellectual capital including its engineering team, which is focused on solving the challenges of robotic surgery. With Titan Living Labs, we are excited to present stories in video, text and photography on how Titan team members approach, solve and advance aspects of robotic assisted surgery,” said David McNally, President and Chief Executive Officer of Titan. “With this initiative, we hope to share our advancements on a range of topics such as handpiece and instruments design, to anecdotes on the role of physics, points of inspiration for our innovations, and how surgeon feedback influences fundamental engineering choices.”

Titan Living Labs is accessible via the Company’s website at www.titanmedicalinc.com.

About Titan Medical

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos system, by Titan Medical, is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, please visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the Company’s hope to share its advancements on a range of topics through the Titan Living Labs addition to its website, that the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com